UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

AdvancePierre Foods Holdings, Inc.

(Name of Subject Company)

AdvancePierre Foods Holdings, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00782L107

(CUSIP Number of Class of Securities)

Michael B. Sims

Senior Vice President, Chief Financial Officer and Treasurer

9987 Carver Road

Blue Ash, Ohio 45242

(800) 969-2747

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a Copy to

Jeffrey H. Cohen

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue, Suite 3400

Los Angeles, California 90071

(213) 687-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of AdvancePierre Foods Holdings, Inc., a Delaware corporation (the “Company”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 9, 2017 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by DVB Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Tyson Foods, Inc., a Delaware corporation, to purchase all of the shares of Company Common Stock, par value $0.01 per share, issued and outstanding (the “Shares”) at a purchase price per Share of $40.25, net to the holder thereof in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed with the SEC on May 9, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”). The Offer to Purchase and the Letter of Transmittal are incorporated by reference and filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9. The Offer is described in a Tender Offer Statement on Schedule TO, filed with the SEC on May 9, 2017.

All information regarding the Offer as set forth in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule 14D-9.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Background and Reasons for the Company Board’s Recommendation

Item 4 of the Schedule 14D-9 (“Item 4”) under the heading “Background and Reasons for the Company Board’s Recommendation – Background of the Offer and the Merger” is hereby amended and supplemented as follows:

The sixth sentence of the second paragraph under the heading entitled “Background of the Offer and the Merger” on page 18 of the Schedule 14D-9 is hereby amended and supplemented as follows:

At such time, the Company also entered into discussions with an additional potential counterparty (“Party A”) regarding a potential minority investment in the Company that would have provided some liquidity to the Company’s stockholders, but the Company Board determined that ~~the~~ Party A’s proposal was not attractive from a strategic or a financial point of view at such time and the Company Board determined not to pursue further discussions with Party A.

The second paragraph under the heading entitled “Background of the Offer and the Merger” on page 18 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following sentence after the sixth sentence thereof:

The nondisclosure agreement with Party A did not preclude Party A from making a proposal with respect to the Company at a subsequent time.

The fourth paragraph under the heading entitled “Background of the Offer and the Merger” on page 19 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following sentence after the second sentence thereof:

Since the 2015 sale process, prior to this conversation, neither Mr. Wilson nor Oaktree had initiated any discussions with Parent or any of its advisors regarding a potential transaction with respect to the Company.

The eighth sentence of the seventh paragraph under the heading entitled “Background of the Offer and the Merger” on page 19 of the Schedule 14D-9 is hereby amended and supplemented as follows:

In addition, the Company Board determined to communicate to Parent that any proposal should not refer to any particular payment to be made with respect to termination of the income tax receivable agreement and rather that Parent should assume that the contractually required TRA Settlement Amount would be assumed by Parent and, to the extent required, would be paid at the closing of the potential transaction.

The eleventh paragraph under the heading entitled “Background of the Offer and the Merger” on page 20 of the Schedule 14D-9 is hereby amended and supplemented as follows:

On April 10, 2017, the Company Board held a telephonic meeting, attended by members of the Company’s management and representatives of Skadden, Credit Suisse and Firm A. The Company Board determined that, given the discussions with Parent, it would form a transactions committee (the “Transactions Committee”), a committee of convenience, ~~comprised entirely of independent directors~~without a formal charter, that had the authority to work with the Company’s legal and financial advisors to engage in discussions with Parent about a potential transaction. The Board engaged in a discussion regarding the composition of the Transactions Committee, and determined that the Transactions Committee should be comprised entirely of independent directors. Following such discussion, Gary Perlin, Celeste Clark and Mr. Hollis were chosen to comprise the Transactions Committee, and Mr. Perlin was appointed as Chair. The Company Board also was updated as to discussions with Parent regarding the non-disclosure and standstill agreement.

The twentieth paragraph under the heading entitled “Background of the Offer and the Merger” on page 21 of the Schedule 14D-9 is hereby amended and supplemented as follows:

On April 14, 2017, members of the Company’s management presented to the Transactions Committee its long-term financial projections and forecasts for the Company (the “Management Plan”), which included a base case and an acquisition case that set forth certain assumptions concerning the Company’s liquidity, leverage and, in the case of the acquisition case, potential for consummating acquisitions. After comments from the Transactions Committee regarding which assumptions to use in the acquisition case were incorporated into the final Management Plan, the Transactions Committee approved the Management Plan and directed Company management to provide the Management Plan to Credit Suisse and Moelis to facilitate their respective financial review of Parent’s proposal, which Company management subsequently provided to Credit Suisse and Moelis as directed.

The third sentence of the twenty-second paragraph under the heading entitled “Background of the Offer and the Merger” on page 22 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The Company Board engaged in a discussion regarding financial aspects of Parent’s proposal, as well as the Company’s future prospects as a standalone entity based on the base case and acquisition case forecasts presented in the Management Plan.

The second bullet point of the twenty-seventh paragraph under the heading entitled “Background of the Offer and the Merger” on page 23 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The view of the Company Board, after considering input from the Company’s management and financial advisors, that other third parties that were believed to have both the strategic and financial capacity to explore an acquisition of the Company (“Potential Acquirors”) might not pursue a transaction with the Company at that time, based on, among other things, certain publicly available information about such Potential Acquirors regarding strategic transactions and other matters that had been recently announced. In addition, the Company Board noted that a number of the Potential Acquirors had engaged in discussions with the Company in the past, including in the 2015 sale process, and ultimately had declined to pursue a transaction with the Company or were interested at a significantly lower valuation. Finally, the Company Board discussed that, with appropriate contractual provisions the Company Board had instructed Skadden to seek, none of the Potential Acquirors would be precluded from making a proposal after the Company’s execution of a merger agreement with Parent.

The thirty-sixth paragraph under the heading entitled “Background of the Offer and the Merger” on page 25 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence after the first sentence thereof:

The parties also engaged in discussions regarding Parent’s contractual obligation to assume the TRA Settlement Amount and agreed, based on due diligence information provided to Parent, that the Merger Agreement would provide that the TRA Settlement Amount paid to the pre-IPO stockholders, including Oaktree, pursuant to the terms of the income tax receivable agreement would not exceed $224.00 million.

Item 4 of the Schedule 14D-9 under the heading “Background and Reasons for the Company Board’s Recommendation – Reasons for the Recommendation” is hereby amended and restated as follows:

The eighth bullet point entitled “Negotiation of Merger Agreement” under the heading entitled “Reasons for the Recommendation” on page 27 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence after the last sentence thereof:

The Board also considered that the Company’s directors and members of management involved in such negotiations did not engage in any communications with Parent or its advisors regarding the future directorship and/or employment of such persons.

Certain Financial Projections

Item 4 of the Schedule 14D-9 under the heading “Certain Financial Projections” is hereby amended and supplemented as follows:

The fifth paragraph under the heading entitled “Certain Financial Projections” on page 32 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence after the fourth sentence thereof:

In addition to the Company Forecasts, the Company’s management provided to Credit Suisse and Moelis, for fiscal years 2022 through 2055, the estimated future values of the Company’s net tax attributes as well as the corresponding payments to pre-IPO stockholders of the Company pursuant to the income tax receivable agreement, the net amount of which was not significant.

The following tables and related footnotes following the eighth paragraph under the heading entitled “Certain Financial Projections” on pages 33 through 34 of the Schedule 14D-9 are hereby amended and supplemented as follows:

Management Projections—Base Case

($MM, except per share amounts)

	Fiscal Year
	2016A	2017E	2018E	2019E	2020E	2021E
Net Sales	$1,568	$1,660	$1,708	$1,708	$1,791	$1,810
Adjusted EBITDA(1)	300	321	336	338	368	377
Operating Income	183	234	250	260	292	301
Adjusted Net Income(2)	124	108	115	120	139	145
Adjusted Diluted Net Income Per Share(3)	1.75	1.37	1.46	1.50	1.73	1.80
Unlevered, After-Tax Free Cash Flow(4)	195	171	117	177	195	197

Net Debt	991	891	846	754	652	554

(1)	Adjusted EBITDA represents net income before interest expense, income tax expense, depreciation and amortization, as well as certain non-cash and other adjustment items.
(2)	Adjusted Net Income represents net income before, as applicable, the release of deferred tax asset valuation allowances, debt refinancing charges, impairment charges, restructuring expenses, sponsor fees and expenses, merger and acquisition expenses, public filing expenses and other adjustment items.
(3)	Adjusted Diluted Net Income Per Share represents the diluted per share value of Adjusted Net Income.
(4)	Unlevered, After-Tax Free Cash Flow represents Adjusted EBITDA less stock-based compensation expense, cash taxes (after taking into account tax attributes of the Company, including use of net operating loss carryovers), capital expenditures, historical acquisitions, increases (or plus decreases) in net working capital and payments to pre-IPO stockholders of the Company pursuant to the income tax receivable agreement.

Management Projections—Acquisition Case

($MM, except per share amounts)

	Fiscal Year
	2016A	2017E	2018E	2019E	2020E	2021E
Net Sales	$1,568	$1,796	$2,006	$2,090	$2,256	$2,358
Adjusted EBITDA(1)	300	357	402	418	461	483
Operating Income	183	265	312	334	381	403
Adjusted Net Income(2)	124	126	150	162	191	204
Adjusted Diluted Net Income Per Share(3)	1.75	1.60	1.90	2.03	2.36	2.54
Unlevered, After-Tax Free Cash Flow(4)	195	(132)	69	135	159	166

Net Debt	991	1,201	1,219	1,185	1,136	1,089

(1)	Adjusted EBITDA represents net income before interest expense, income tax expense, depreciation and amortization, as well as certain non-cash and other adjustment items. (2) Adjusted Net Income represents net income before, as applicable, the release of deferred tax asset valuation allowances, debt refinancing charges, impairment charges, restructuring expenses, sponsor fees and expenses, merger and acquisition expenses, public filing expenses and other adjustment items.
(2)	Adjusted Net Income represents net income before, as applicable, the release of deferred tax asset valuation allowances, debt refinancing charges, impairment charges, restructuring expenses, sponsor fees and expenses, merger and acquisition expenses, public filing expenses and other adjustment items.
(3)	Adjusted Diluted Net Income Per Share represents the diluted per share value of Adjusted Net Income.
(4)	Unlevered, After-Tax Free Cash Flow represents Adjusted EBITDA less stock-based compensation expense, cash taxes (after taking into account tax attributes of the Company, including use of net operating loss carryovers), capital expenditures, acquisitions, increases (or plus decreases) in net working capital and payments to pre-IPO stockholders of the Company pursuant to the income tax receivable agreement.

The final paragraph under the heading entitled “Certain Financial Projections” on page 34 of the Schedule 14D-9 is hereby amended and supplemented by replacing such paragraph with the following:

The Company Forecasts also included stock-based compensation expense of $31 million, $19 million, $20 million, $15 million, $15 million and $15 million for the fiscal years 2016, 2017, 2018, 2019, 2020 and 2021, respectively.

Opinions of the Company’s Financial Advisors

Item 4 of the Schedule 14D-9 under the heading “Opinions of the Company’s Financial Advisors” is hereby amended and supplemented as follows:

The third sentence of the fifth paragraph under the heading entitled “Opinion of Credit Suisse Securities (USA) LLC” on page 35 of the Schedule 14D-9 is hereby amended and supplemented as follows:

In addition, Credit Suisse was not requested to make, and Credit Suisse did not make, an independent evaluation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of the Company or any other entity and, other than certain information ~~prepared by a third party consultant as~~ provided to Credit Suisse by the Company, after consultation with an international accounting firm, with respect to obligations under a tax receivable agreement to which the Company is a party, Credit Suisse was not furnished with any such evaluations or appraisals.

The third sentence of the thirteenth paragraph under the heading entitled “Opinion of Credit Suisse Securities (USA) LLC” on page 37 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Financial data of the Company was based on the Base Case, which Credit Suisse, based on its professional judgment, considered an appropriate basis on which to perform its selected public companies analysis, publicly available research analysts’ consensus estimates and public filings.

The eighteenth paragraph under the heading entitled “Opinion of Credit Suisse Securities (USA) LLC” on pages 38 through 39 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Credit Suisse performed discounted cash flow analyses of the Company by calculating the estimated present value of the unlevered, after-tax free cash flows that the Company was forecasted to generate during the last three quarters of the fiscal year ending December 31, 2017 through the full fiscal year ending December 31, 2021 based both on the Base Case and the Acquisition Case. For purposes of this analysis, stock-based compensation was treated as a cash expense. Credit Suisse’s discounted cash flow analyses took into account the net present value of the Company’s net tax attributes for the fiscal years 2017 through 2021 reflected in the unlevered, after-tax free cash flows based on the Base Case and the Acquisition Case and the net present value of the Company’s net tax attributes ~~as reflected in information prepared by a third party consultant provided by the Company~~for the fiscal years 2022 through 2055 were taken into account based on information provided to Credit Suisse by the Company, after consultation with an independent accounting firm. Credit Suisse calculated terminal values for the Company by applying to the Company’s fiscal year 2021 estimated Adjusted EBITDA less stock-based compensation expense a selected range of latest 12 months Adjusted EBITDA multiples of 10.5x to 12.5x based on Credit Suisse’s professional judgment and after taking into account, among other things, observed latest 12 months Adjusted EBITDA multiples of the selected companies. The present values (as of March 31, 2017) of the cash flows and terminal values were then calculated using a selected range of discount rates of 6.0% to 7.0% derived from a weighted average cost of capital calculation. This analysis indicated the following approximate implied per Share equity value reference ranges for the Company based on the Base Case and the Acquisition Case, respectively, as compared to the per Share cash consideration:

Implied Per Share Equity Value Reference Ranges Based On:
Base Case	Acquisition Case	Per Share Cash Consideration
$31.17 – $39.79	$35.93 – $46.97	$40.25

The twenty-first paragraph under the heading entitled “Opinion of Credit Suisse Securities (USA) LLC” on pages 39 through 40 of the Schedule 14D-9 is hereby amended and supplemented as follows:

As the Company Board was aware, Credit Suisse and its affiliates in the past have provided, currently are providing and in the future may provide investment banking and other financial services to the Company and certain of its affiliates unrelated to the Offer and the Merger, for which services Credit Suisse and its affiliates have received and would expect to receive compensation, including, during the two-year period prior to the date of Credit Suisse’s opinion, acting or having acted as (i) joint bookrunning manager and an underwriter for initial and follow-on public offerings of equity securities, and initial purchaser, joint bookrunning manager and an underwriter for high-yield notes offerings, of the Company and (ii) joint lead arranger and joint bookrunning manager for, and as a lender under, a credit facility of the Company and related entities, for which services described in clauses (i) and (ii) above Credit Suisse and its affiliates received during such two-year period aggregate fees of approximately $12 million from the Company. As the Company Board also was aware, Credit Suisse and its affiliates in the past have provided, currently are providing and in the future may provide investment banking and other financial services to Oaktree, a major stockholder of the Company through funds managed by Oaktree, and certain affiliates and/or portfolio companies of Oaktree, for which services Credit Suisse and its affiliates have received and would expect to receive compensation, including, during the two-year period prior to the date of Credit Suisse’s opinion, acting or having acted as (i) financial advisor to Oaktree and certain of its portfolio companies in connection with merger and acquisition transactions, (ii) joint bookrunning manager, sole debt advisor, sole placement agent and/or an underwriter for offerings of equity and debt securities of portfolio companies of Oaktree and (iii) a lender under certain credit facilities of Oaktree and related entities, including portfolio companies, for which services described in clauses (i) ~~and~~through (~~ii~~iii) above Credit Suisse and its affiliates received during such two-year period aggregate fees of approximately $52 million from Oaktree. Although no fees were paid by Parent to Credit Suisse during the two-year period prior to the date of its opinion in respect of services provided by the investment banking and capital markets divisions of Credit Suisse, Credit Suisse and its affiliates may provide such services to Parent and its affiliates in the future for which Credit Suisse and its affiliates would expect to receive compensation. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for Credit Suisse’s and its affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Parent, Oaktree and their respective affiliates, as well as provide investment banking and other financial services to such companies. Although Credit Suisse’s and its affiliates’ security holdings in Parent may change from time to time, as of April 13, 2017, Credit Suisse and its affiliates held less than 1% of the then-outstanding common stock of Parent.

The twenty-fifth paragraph under the heading entitled “Opinion of Moelis & Company LLC” on page 46 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence after the last sentence thereof:

For two years prior to April 19, 2017, Moelis had not held securities of Parent nor been engaged by the Company.

ITEM 8.	ADDITIONAL INFORMATION

Legal Proceedings

Item 8 of the Schedule 14D-9 under the heading “Legal Proceedings” is hereby amended and supplemented to add the paragraph set forth below:

On May 24, 2017, a third putative class action lawsuit challenging the disclosures concerning the transactions contemplated by the Merger Agreement was filed in the United States District Court for the Southern District of Ohio, captioned Gallagher v. AdvancePierre Foods Holdings, Inc., Case No. 1:17-cv-00356-TSB, against the Company and members of the Company’s Board. The Gallagher complaint generally alleges, among other things, that the defendants violated Sections 14 and 20 of the Exchange Act and regulations promulgated thereunder by failing to disclose purportedly material information in the Schedule 14D-9 filed with the SEC in connection with the Offer. The complaint seeks, among other things, to enjoin the closing of the Offer and/or consummation of the transactions contemplated by the Merger Agreement, or in the event that an injunction is not awarded, unspecified money damages, and an award of attorney’s fees and costs. Each of the defendants believes that the action is without merit. The full complaint is attached hereto as Exhibit (a)(5)(F).

ITEM 9.	EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as (a)(5)(E) as follows:

(a)(5)(F)	Class Action Complaint filed as of May 24, 2017 (Gallagher v. AdvancePierre Foods Holdings, Inc., et al., Case No. 17 Civ. 356).

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ADVANCEPIERRE FOODS HOLDINGS, INC.

By:	/s/ Christopher D. Sliva
	Name:	Christopher D. Sliva
	Title:	President and Chief Executive Officer

Dated: May 25, 2017